Exhibit 5.1

Glen Y. Sato

+1 650 843 5502

gsato@cooley.com

November 30, 2017

Dynavax Technologies Corporation

2929 Seventh Street, Suite 100

Berkeley, California 94710-2753

Ladies and Gentlemen:

We have acted as counsel to Dynavax Technologies Corporation, a Delaware corporation (the “Company”), in connection with the filing of a Registration Statement on Form S-8 (the “Registration Statement”) with the Securities and Exchange Commission covering the offering of up to 1,200,000 shares (the “Inducement Shares”) of the Company’s Common Stock, $0.001 par value (the “Common Stock”), pursuant to the Company’s Inducement Plan (the “Plan”) (and the preferred stock purchase rights (the “Rights”) associated with the Common Stock pursuant to that certain Rights Agreement (the “Rights Agreement”), dated November 5, 2008, between the Company and Mellon Investor Services LLC, as Rights Agent (the “Rights Agent”)).

In connection with this opinion, we have examined and relied upon (a) the Registration Statement and related prospectus, (b) the Plan, (c) the Company’s Restated Certificate of Incorporation, as amended, the Company’s Amended and Restated Bylaws and the Rights Agreement, each as currently in effect, and (d) the originals or copies certified to our satisfaction of such records, documents, certificates, memoranda and other instruments as in our judgment are necessary or appropriate to enable us to render the opinion expressed below. We have assumed the genuineness and authenticity of all documents submitted to us as originals, and the conformity to originals of all documents submitted to us as copies thereof. As to certain factual matters, we have relied upon a certificate of an officer of the Company and have not sought to independently verify such matters.

We have also assumed that the Rights Agreement has been duly authorized, executed and delivered by the Rights Agent and that the members of the Board of Directors of the Company have acted in a manner consistent with their fiduciary duties as required under applicable law in adopting the Rights Agreement. This opinion does not address whether the Board of Directors of the Company may be required to redeem or terminate, or take other action with respect to, the Rights in the future based on the facts and circumstances then existing. Moreover, this opinion addresses corporate procedures in connection with the issuance of the Rights associated with the Inducement Shares, and not any particular provision of the Rights or the Rights Agreement. It should be understood that it is not settled whether the invalidity of any particular provision of a rights agreement or purchase rights issued thereunder would invalidate such rights in their entirety.

Our opinion is expressed solely with respect to the General Corporation Law of the State of Delaware. We express no opinion to the extent that any other laws are applicable to the subject matter hereof and provide no assurance as to compliance with any federal or state securities law, rule or regulation.

Dynavax Technologies Corporation

Page Two

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Inducement Shares and the associated Rights, when sold and issued in accordance with the Plan, the Registration Statement and related prospectus, will be validly issued, and the Inducement Shares will be fully paid, and nonassessable (except as to shares issued pursuant to certain deferred payment arrangements, which will be fully paid and nonassessable when such deferred payments are made in full).

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Sincerely,

Cooley LLP

By:	/s/ Glen Y. Sato
Glen Y. Sato